UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 22)1

PulteGroup, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

745867101
(CUSIP Number)

William J. Pulte
6515 Thomas Jefferson Court
Naples, Florida 34108
(239) 514-5045

with a copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON William J. Pulte Trust dtd 01/26/1990
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,117,664
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,138,064
	10	SHARED DISPOSITIVE POWER 17,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,117,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON Joan B. Pulte Trust dtd 01/26/1990
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,622,575
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,622,575
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,622,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON William J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,740,239
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,760,639
	10	SHARED DISPOSITIVE POWER 19,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,740,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 745867101

The following constitutes Amendment No. 22 to the Schedule 13D filed by the undersigned (“Amendment No. 22”).  This Amendment No. 22 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by the William J. Pulte Trust dtd 01/26/1990, a Michigan trust (the “Pulte Trust”), the Joan B. Pulte Trust dtd 01/26/1990, a Michigan trust (the “Joan B. Trust”) and William J. Pulte (“Mr. Pulte”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)           The principal business address of each of the Reporting Persons is 6515 Thomas Jefferson Court, Naples, Florida 34108.

(c)           The principal business of each of the Pulte Trust and the Joan B. Trust is holding, managing and distributing the property of the respective trusts and the proceeds therefrom. Mr. Pulte is the founder and a retired executive of PHM and also serves as the trustee of the Pulte Trust and Joan B. Trust.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Pulte is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Common Shares held in the Pulte Trust were contributed to the Pulte Trust by Mr. Pulte, who acquired such Common Shares in connection with founding PHM and his prior service as a director and executive officer of PHM, and include Common Shares acquired in connection PHM stock splits.

The Common Shares held in the Joan B. Trust were contributed to the Joan B. Trust by Joan B. Pulte, Mr. Pulte’s late former wife, and include Common Shares acquired in connection PHM stock splits.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 8, 2016, the Reporting Persons entered into a letter agreement (the “Settlement Agreement”) with PHM and William J. Pulte (grandson of Mr. Pulte, “Bill Pulte” and together with the Reporting Persons, the “Pulte Parties”) pursuant to which PHM agreed to (i) appoint Bill Pulte to fill a newly-created directorship on PHM’s Board of Directors (the “Board”), with a term expiring at PHM’s 2017 Annual Meeting of Shareholders and (ii) subject to certain exceptions, include Bill Pulte on its slate of nominees for election at such meeting and solicit proxies in favor of his election. Concurrent with his appointment to the Board, Bill Pulte was appointed to the Compensation Committee and Nominating and Governance Committee of the Board.

CUSIP NO. 745867101

Pursuant to the Settlement Agreement, subject to certain conditions, the Pulte Parties agreed to vote, or cause to be voted, all of the Common Shares owned by the Pulte Parties or their controlling or controlled affiliates (i) in favor of Bill Pulte as a director nominee nominated by the Board at an annual or special meeting of shareholders (or proposed as an action by written consent), (ii) against (or withhold votes in favor of) the election of director nominees that are not nominated by the Board and (iii) in accordance with the Board’s recommendations on all other proposals and business before such annual or special meeting of shareholders (or proposed as an action by written consent), except for with respect to Extraordinary Transactions (as defined in the Settlement Agreement), issuances of Common Shares, approval of compensatory arrangements for employees or the members of the Board that are submitted for shareholder approval, and any proposal by PHM to implement any takeover defense measures or any other proposal by PHM that would diminish or otherwise impair in any material respect the rights of PHM shareholders.

In addition, unless earlier terminated in accordance with certain exceptions, the Pulte Parties agreed to certain standstill restrictions until the later of (a) the date that is thirty (30) days prior to the deadline for the submission of shareholder nominations for directors for the 2018 Annual Meeting of Shareholders pursuant to PHM’s bylaws and (b) ten (10) business days following the date on which Bill Pulte (or his replacement, subject to the Settlement Agreement) no longer serves as a member of the Board (the “Expiration Date”). Such standstill restrictions prohibit the Pulte Parties from taking certain actions, including but not limited to, acquiring Common Shares or beneficial ownership thereof (provided, however, that the foregoing does not restrict Bill Pulte from purchasing up to 1.0% of the outstanding Common Shares while serving as a director of PHM or receiving any securities that may be granted or awarded to directors of PHM), and require the Pulte Parties to use their reasonable efforts to cause their respective affiliates (including family members and persons who are or become affiliates of any family members) to refrain from taking such actions, as fully disclosed in the Settlement Agreement.

Until the Expiration Date or until such earlier termination of the Settlement Agreement, PHM and the Pulte Parties also agreed to certain mutual non-disparagement provisions. Further, pursuant to the Settlement Agreement, Bill Pulte, who does not own any Common Shares, is expressly prohibited from sharing any materials or information received by him in his capacity as a member of the Board with any of the other Pulte Parties or their respective affiliates. The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Shares reported owned by each person named herein is based upon 343,619,974 Common Shares outstanding as of July 15, 2016, which is the total number of Common Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 21, 2016.

CUSIP NO. 745867101

As of the close of business on September 8, 2016, 23,117,664 Common Shares were held in the Pulte Trust and 7,622,575 Common Shares were held in the Joan B. Trust, constituting approximately 6.7% and 2.2%, respectively, of the Common Shares outstanding.

Mr. Pulte, as the trustee of each of the Pulte Trust and Joan B. Trust, may be deemed to beneficially own the 30,740,239 Common Shares beneficially owned in the aggregate by the Pulte Trust and Joan B. Trust, constituting approximately 8.9% of the Common Shares outstanding.

Excluded from Mr. Pulte’s beneficial ownership are 134,606 Common Shares directly owned by Mr. Pulte’s spouse, Karen Pulte, which Mr. Pulte expressly disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Common Shares.

(b)           Each of the Pulte Trust and Mr. Pulte may be deemed to have the sole power to vote or direct the vote of the Common Shares held in the Pulte Trust. Except for 17,979,600 Common Shares that have been pledged as collateral for certain loan obligations, as has previously been disclosed, the Pulte Trust and Mr. Pulte may be deemed to have the sole power to dispose or direct the disposition of the Common Shares held in the Pulte Trust.

Each of the Joan B. Trust and Mr. Pulte may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares held in the Joan B. Trust.

 (c)           There have been no transactions in the securities of PHM by the Reporting Persons since the filing of Amendment No. 21 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 8, 2016, the Reporting Persons and PHM entered into the Settlement Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On September 9, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of PHM to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.                                Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Settlement Agreement, dated September 8, 2016.

99.2	Joint Filing Agreement, dated September 9, 2016.

CUSIP NO. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2016

WILLIAM J. PULTE TRUST DTD 01/26/90

By:	/s/ William J. Pulte
	Name:	William J. Pulte
	Title:	Trustee

JOAN B. PULTE TRUST DTD 01/26/90

By:	/s/ William J. Pulte
	Name:	William J. Pulte
	Title:	Trustee

/s/ William J. Pulte
WILLIAM J. PULTE